UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NOMAD FOODS LIMITED
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G6564A105
(CUSIP Number)

June 19, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6564A105	13G	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS Permira Europe III G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6564A105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Permira Europe III G.P. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6564A105	13G	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Birds Eye Iglo Limited Partnership Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6564A105	13G	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS Liberator GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6564A105	13G	Page 5 of 5 Pages

1	NAMES OF REPORTING PERSONS Liberator Managing Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer. Nomad Foods Limited (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices. No. 5 New Square Bedfont Lakes Business Park Feltham, Middlesex TW148HA
Item 2(a). Item 2(b). Item 2(c).
Name of Person Filing.

(i) Permira Europe III G.P. Limited
c/o Permira III G.P. Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

(ii) Permira Europe III G.P. L.P.
c/o Permira III G.P. Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Cayman Islands

(iii) Birds Eye Iglo Limited Partnership Inc
c/o Liberator GP Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

(iv) Liberator GP Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

(v) Liberator Managing Partner Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 6DJ
Channel Islands
Place of Organization: Guernsey, Channel Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, pursuant to which the Reporting Persons agreed to file their Schedule 13G on February 12, 2016 and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities. Ordinary Shares, no par value (the “Ordinary Shares”)
Item 2(e).	CUSIP Number. G6564A105
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4.	Ownership.

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of June 19, 2017, the Reporting Persons do not beneficially own or hold sole or shared voting or investment power for any of the Company’s Ordinary Shares.

(b) Percent of class: See Item 4(a) hereof.

(c) Number of Shares as to which the Reporting Person has:
See Item 4(a) hereof.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2017
PERMIRA EUROPE III G.P. LIMITED

/s/ Ben Hill
Name:	Ben Hill
Title:	Alternate Director

PERMIRA EUROPE III G.P. L.P.
By:	Permira Europe III G.P. Limited, its general partner

/s/ Ben Hill
Name:	Ben Hill
Title:	Alternate Director

BIRDS EYE IGLO LIMITED PARTNERSHIP INC
By:	Liberator GP Limited, its general partner
By:	Liberator Managing Partner Limited, its managing partner

/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

LIBERATOR GP LIMITED

/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

LIBERATOR MANAGING PARTNER LIMITED

/s/ John Marren
Name:	John Marren
Title:	Director